ARCTURUS THERAPEUTICS LTD.

ARCTURUS THERAPEUTICS HOLDINGS, INC.

10628 SCIENCE CENTER DRIVE, SUITE 250

SAN DIEGO, CA 92121

April 11, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arcturus Therapeutics Ltd.

Arcturus Therapeutics Holdings, Inc.

Registration Statement on Form S-4

File No. 333-230353

Ladies and Gentlemen:

Arcturus Therapeutics Ltd. and Arcturus Therapeutics Holdings, Inc. hereby request, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Friday, April 12, 2019, or as soon thereafter as practicable.

Very truly yours,

ARCTURUS THERAPEUTICS LTD.

By:	/s/ Joseph E. Payne

Joseph E. Payne
President and Chief Executive Officer

ARCTURUS THERAPEUTICS HOLDINGS, INC.

By:	/s/ Joseph E. Payne

Joseph E. Payne
President and Chief Executive Officer